T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202
April 25, 2008
via EDGAR filing
Attention: Philip L. Rothenberg
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	T. Rowe Price Group, Inc.
Form 10-K for 2007
Filed February 7, 2008
File No. 033-07012-99
Dear Mr. Rothenberg:
We are pleased to present T. Rowe Price Group’s responses to the staff comments received in your letter dated April 18, 2008, to James A.C. Kennedy, our Chief Executive Officer and President. Our responses are keyed to your comments, which we have reproduced in bold print. In connection with responding to your comments, the company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
1. It appears that your cash flows from operating activities have been used to fund investing and financing activities for all periods, suggesting that you have not needed to utilize external sources. In future filings, please clarify this and identify any unused external sources of liquidity. Please refer to Item 303(a)(1) of Regulation S-K. Please advise us regarding how you intend to revise this disclosure in the future.
We have not used any external sources for liquidity since 2000 and we have had no external source of liquidity since the second quarter of 2006. Note 11 to our consolidated financial statements states: “In the second quarter of 2006, we voluntarily terminated our $300 million bank-syndicated credit facility.” This note is referenced from the line “credit facility expenses” on the face of our consolidated statements of income. As to future filings, we have added the following sentences to the discussion in our periodic reports, beginning with the Form 10-Q quarterly report for the period ended March 31, 2008:

Our cash and cash equivalents, investments in sponsored mutual funds, and other investments in U.S. Treasury notes total $1.4 billion at March 31, 2008. Given the availability of these balances, we have not had any available external source of liquidity since the second quarter of 2006 when we voluntarily terminated our $300 million bank-syndicated credit facility.
Compensation of Named Executive Officers, page 16 of Schedule 14A
Incentive Compensation, page 16 of Schedule 14A
Annual Incentive Compensation Pool, page 17 of Schedule 14A
2. One of the factors you considered in executive compensation decisions was compensation data from a competitive group comprised of ten asset management companies and ten financial services companies. In future filings, please clarify the external competitive data used in making your compensation decisions. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, in future filings please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. Please advise us regarding how you intend to revise this disclosure in the future.
The compensation data from a group of 10 asset management firms and 10 financial services firms was only used by the Executive Compensation Committee as reference materials to gain a general awareness of industry compensation arrangements. This data is not used for benchmarking, and is not a material factor in the determination of the specific amounts of cash or stock-based compensation awarded to our NEOs. We do not set target parameters or targeted ranges to be used in determining the elements or amounts of our executive compensation. Given that the Committee only uses the compensation data as an awareness tool, and the data has limited use in determining the compensation of our NEOs, we do not believe it is necessary to specifically identify the companies provided by the Committee’s compensation consulting firm. In future filings, we will affirmatively indicate that we do not engage in benchmarking.
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We believe that we have considered and appropriately responded to the staff’s comments. However, if you have questions regarding our responses, you may contact me at (410) 345-3525.
Sincerely,
/s/ Kenneth V. Moreland
Vice President and Chief Financial Officer